Filed by Versum Materials, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Versum Materials, Inc.

Commission File No.: 1-37664

Date: April 2, 2019

The following is the press release issued by Versum Materials on April 2, 2019.

***

VERSUM MATERIALS FILES INVESTOR PRESENTATION AND SENDS LETTER TO SHAREHOLDERS

Board Urges Shareholders to Vote White Proxy Card “FOR” Merger Agreement Between

Versum and Entegris

TEMPE, Ariz. – April 2, 2019 – Versum Materials, Inc. (NYSE: VSM) today announced the filing of an investor presentation with the Securities and Exchange Commission (SEC), and that the Versum Board of Directors sent a letter to Versum shareholders regarding the previously announced definitive merger agreement with Entegris, Inc. (NASDAQ:ENTG), urging shareholders to vote the WHITE proxy card “FOR” the merger agreement with Entegris at the Special Meeting of Stockholders on April 26, 2019. The investor presentation is available on the Investor Relations section of Versum’s website, and the full text of the letter from the Versum Board of Directors to shareholders follows:

VOTE THE ENCLOSED WHITE PROXY CARD TODAY “FOR”

THE MERGER AGREEMENT BETWEEN VERSUM AND ENTEGRIS

April 2, 2019

Dear Fellow Stockholder:

At our Special Meeting of Stockholders on April 26, 2019, you will be asked to make an important decision related to your investment in Versum Materials and the future of the Company.

On January 28, 2019, we announced our plans to combine with Entegris, Inc., a leader in specialty chemicals and advanced materials solutions for the microelectronics industry, in a merger of equals to create the premier specialty materials company. Under the terms of the merger agreement, Versum stockholders will receive 1.120 shares of Entegris for each existing Versum share. Upon completion of the merger, Entegris stockholders will own approximately 52.5 percent and Versum stockholders will own approximately 47.5 percent of the combined company1.

We ask that you cast your vote “FOR” the merger agreement between Versum and Entegris on the WHITE proxy card – as further detailed in the Versum slide presentation filed with the Securities and Exchange Commission, the merger of equals with Entegris is the value maximizing opportunity for reasons that include the below:

•	The Versum-Entegris combination creates compelling LONG-TERM, SUSTAINABLE VALUE POTENTIAL for Versum shareholders
o	Represents a true all-stock, remain-invested merger of equals
o	Creates the largest pure-play semiconductor materials company globally
o	Significant cost, revenue, CapEx, and tax synergy potential
o	Combined company will have a strong and flexible balance sheet (~1.0x net leverage)
o	Combination retains all strategic options, including pursuing and effecting a change-in-control transaction of the combined company in the future, following realization of this merger’s benefits
•	Announced SYNERGIES developed THROUGH COMPREHENSIVE REVIEW
o	Independently assessed based on detailed analyses from extensive integration planning by both companies alongside McKinsey & Deloitte
•	Highly FAVORABLE MARKET REACTION to announcement of the merger of equal
o	8.4x Versum NTM multiple prior to merger announcement vs. 10.7x before the Merck offer, representing more than 2x multiple expansion[2]
o	Independent third party analysts have endorsed the benefits from the merger of equals

1  Ownership based on fully diluted shares outstanding including exercisable options only.

2  As of January 25, 2019. Based on consensus NTM EBITDA of $487 million; and as of February 26, 2019. Based on consensus NTM EBITDA of $482 million.

•	Combined company will bring together experienced management teams with track record of delivering STRONG FINANCIAL RESULTS and SHAREHOLDER VALUE VIA M&A EXECUTION AND INTEGRATION
o

Versum Chairman Seifi Ghasemi has a proven track record of delivering shareholder value at multiple companies, including Rockwood Holdings and Air Products; Entegris CEO Bertrand Loy has led the successful integration of multiple acquisitions, including Mykrolis, POCO Graphite, and ATMI

•	Governance framework in line with precedent merger of equals transactions
o	Leadership of combined company will be balanced between Versum and Entegris
o	Combined company to maintain a strong operational presence in Versum headquarters (Tempe, Arizona)
•	Versum’s highly experienced Board followed a RIGOROUS GOVERNANCE PROCESS
o	Board decision-making process, assisted by financial and legal advisors, was characterized by detailed review, extensive diligence and focused planning
o	Board authorized Versum management and advisors to engage in further discussions with Merck
•	Merck’s tender offer[3] undervalues Versum and is not in the best interests of Versum shareholders
o	Merck’s proposal should be compared to the value creation opportunity for Versum shareholders from the combination of Versum and Entegris; NOT compared to a stand-alone valuation of Versum
o	Premium implied by Merck’s tender offer over Versum’s unaffected look-through price is only 13.6%[4]
o	Merck’s tender offer does not represent a best-in-class valuation multiple for high growth, high margin businesses; the offer is below recent high quality specialty materials transactions[5]
o

The merger of equals with Entegris provides compelling long-term, sustainable value potential and a remain-invested opportunity in the exciting, high growth SEMI materials sector, as compared to Merck’s cash-out tender offer proposal

No matter how many shares you own, and whether or not you plan to attend the Special Meeting of Shareholders, please promptly vote the WHITE proxy card. We urge you to vote TODAY— by telephone, by Internet, or by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided.

We thank you for your continued support, and we look forward to continuing to deliver outstanding value to you in the future.

Respectfully,

The Board of Directors of Versum Materials

If you have questions or need assistance in voting your shares on the WHITE proxy card, please call our proxy solicitor:

INNISFREE M&A INCORPORATED

Stockholders may call toll-free at 1 (877) 456-3463
Banks and Brokers may call collects at: 1 (212) 750-5833

About Versum Materials

Versum Materials, Inc. (NYSE: VSM) is a leading global specialty materials company providing high-purity chemicals and gases, delivery systems, services and materials expertise to meet the evolving needs of the global semiconductor and display industries. Derived from the Latin word for “toward,” the name “Versum” communicates the company’s deep commitment to helping customers move toward the future by collaborating, innovating and creating cutting-edge solutions.

A global leader in technology, quality, safety and reliability, Versum Materials is one of the world’s leading suppliers of next-generation CMP slurries, ultra-thin dielectric and metal film precursors, formulated cleans and

3  Tender offer proposal of $48 per Versum share announced March 26, 2019

4  Based on Entegris closing stock price of $37.73 as of February 26, 2019 (day prior to announcement of Merck non-binding offer) multiplied by the transaction exchange ratio of 1.120x.

5  Multiples based on announced transaction value and publicly available LTM Adj. EBITDA at time of announcement etching products, and delivery equipment that has revolutionized the semiconductor industry. Versum Materials reported fiscal year 2018 annual sales of about U.S. $1.4 billion, has approximately 2,300 employees and operates 14 major facilities in Asia and the North America. It is headquartered in Tempe, Arizona. Versum Materials had operated for more than three decades as a division of Air Products and Chemicals, Inc. (NYSE:APD).

For additional information, please visit http://www.versummaterials.com.

Additional Information About the Merck Tender Offer

Versum Materials has filed a solicitation/recommendation statement with respect to the tender offer with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE TENDER OFFER AND OTHER RELEVANT DOCUMENTS THAT ARE FILED OR THAT MAY BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. You will be able to obtain free copies of the solicitation/recommendation statement with respect to the tender offer and other documents filed with the Securities and Exchange Commission (“SEC”) by Versum Materials through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Versum Materials will be available free of charge on Versum Materials’ website at http://investors.versummaterials.com or by phone at 484-275-5907.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements made herein with respect to the tender offer by Merck KGaA, Darmstadt, Germany (“Merck”), the proposed business combination between Versum Materials and Entegris (the “Entegris Merger”), the potential merging of the offeror under the tender offer with and into Versum Materials (the “Potential Merck Merger”) and any transactions related to the foregoing, including, for example, the timing of the completion of the Entegris Merger or the Potential Merck Merger and the potential benefits of the Entegris Merger or the Potential Merck Merger, reflect the current analysis of existing information and are subject to various known and unknown risks and uncertainties, many of which are beyond Versum Materials’, Entegris’ and Merck’s control. Statements in this communication regarding Versum Materials, Entegris, Entegris as the surviving entity of the Entegris Merger (the “Combined Company”) and Merck that are forward-looking, including projections as to the anticipated benefits of the Entegris Merger and the Potential Merck Merger, the impact of the proposed transaction on Versum Materials’, Entegris’ and Merck’s business and future financial and operating results, the amount and timing of synergies from such proposed transactions, and the closing date for such proposed transactions, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Versum Materials’, Entegris’ and Merck’s control. These factors and risks include, but are not limited to, (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Versum Materials’ and Entegris’ products and solutions; (ii) the ability to meet rapid demand shifts; (iii) the ability to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) the concentrated customer base; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) operational, political and legal risks of Versum Materials’, Entegris’ and Merck’s international operations; (viii) Versum Materials’ and Entegris’ dependence on sole source and limited source suppliers; (ix) the increasing complexity of certain manufacturing processes; (x) raw material shortages and price increases; (xi) changes in government regulations of the countries in which Versum Materials, Entegris and Merck operate; (xii) the fluctuation of currency exchange rates; (xiii) fluctuations in the market price of Entegris’ stock; (xiv) the level of, and obligations associated with, Versum Materials’, Entegris’ and Merck’s indebtedness; (xv) uncertainties as to the timing of the tender offer, the Entegris Merger and the Potential

Merck Merger; (xvi) uncertainties as to how many Versum Materials’ stockholders will tender their shares in the tender offer; (xvii) the possibility that competing offers will be made and (xviii) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Entegris’ or Merck’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transactions; the risk associated with Versum Materials’ and Entegris’ ability to obtain the approval of the proposed transaction by their shareholders required to consummate the Entegris Merger and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the transactions is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transactions, the response of business partners and retention as a result of the announcement and pendency of the transactions; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Versum Materials’ filings with the SEC, including, Versum Materials’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, filed on November 21, 2018 and in other periodic filings, available on the SEC website or www.versummaterials.com. Versum Materials assumes no obligation to update any forward-looking statements or information, which speak as of its respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to the Entegris Merger between Versum Materials and Entegris. In connection with the Entegris Merger, Entegris filed with the SEC a registration statement on Form S-4 on February 28, 2019, as amended on March 18, 2019, that includes a joint proxy statement of Versum Materials and Entegris and that also constitutes a prospectus of Entegris. The registration statement was declared effective by the SEC on March 20, 2019, and Versum Materials and Entegris commenced mailing of the definitive joint proxy statement/prospectus to the stockholders of Versum Materials and Entegris on or about March 22, 2019. Each of Versum Materials and Entegris also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Versum Materials and Entegris, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Entegris will be available free of charge on Entegris’ website at http://www.entegris.com or by contacting Entegris’ Investor Relations Department by email at irelations@entegris.com or by phone at 978-436-6500. Copies of the documents filed with the SEC by Versum Materials will be available free of charge on Versum Materials’ website at http://investors.versummaterials.com or by phone at 484-275-5907.

Participants in the Solicitation for the Proposed Versum Materials/Entegris Merger

Versum Materials, Entegris and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Versum Materials are set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on December 20, 2018, and Versum Materials’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, which was filed with the SEC on November 21, 2018. Information about the directors and executive officers of Entegris are set forth in Entegris’ proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on March 20, 2019, and Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 11, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Versum Materials or Entegris using the sources indicated above.

Versum Materials Contacts

Soohwan Kim, CFA

Head of Investor Relations

602-282-0957

Soohwan.Kim@versummaterials.com

Tiffany Elle

Global Communications

480-282-6475

Tiffany.Elle@versummaterials.com

Or

Meghan Gavigan / Emily Claffey / Julie Rudnick

Sard Verbinnen & Co

212-687-8080